United States securities and exchange commission logo





                             September 17, 2021

       Michael Burdiek
       Chief Executive Officer
       Motion Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Motion Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-257681

       Dear Mr. Burdiek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus Effect of Redemptions and Underwriting Fees on Book Value Per Share,
page 21

   1. We note your revised disclosure in response to prior comment 1. Please revise to reflect the impact of
redemptions on the per share value under each of the redemption scenarios separately from the
impact of the effective underwriting fee on such per share value under each of the redemption
scenarios.
 Michael Burdiek
Motion Acquisition Corp.
September 17, 2021
Page 2
U.S. Federal Income Tax Considerations
Tax Consequences of the Merger, page 146

2. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise this section to state clearly that the tax disclosures are the opinion of Graubard Miller.
      Refer to Section III.B.2 of Staff Legal Bulletin No. 19.
DocGo's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 204

3. Supplementally address the following related to the revised disclosures provided in response to prior comment 6:

             Provide us with information necessary to compare the fair value of each DocGo stock option granted during the periods ended December 2020 and June 2021 and the fair value implied by the proposed business combination with Motion;

             To the extent there were any significant fluctuations in the fair values from period-to-
           period, describe for us the primary quantitative and qualitative factors that contributed to these fluctuations, including any intervening events within DocGo
           (i.e., company-specific factors), DocGo   s industry (i.e.,
industry-specific factors), or
           changes in valuation assumptions or methodology;

             Reconcile the sum of the Equity Awards Issued for grant dates in 2021 and 2020 in the Valuation & Grant Timeline table on page 205 to the quantity of stock option grants disclosed on pages F-60 and F-89.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at
(202) 551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Burdiek
                                                             Division of
Corporation Finance
Comapany NameMotion Acquisition Corp.
                                                             Office of Energy &
Transportation
September 17, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName